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                               May 10, 2022

       Robert P. Mack
       Chief Financial Officer
       Polaris Inc.
       2100 Highway 55
       Medina, Minnesota 55340

                                                        Re: Polaris Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 15,
2022
                                                            File No. 001-11411

       Dear Mr. Mack:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed February 15, 2022

       General

   1. We note that you provided more expansive disclosure in your Corporate Responsibility
                                                        Report than you
provided in your SEC filings. Please advise us what consideration you gave to providing the
same type of climate-related disclosure in your SEC filings as you provided in your
Corporate Responsibility Report.
       Risk Factors, page 10

   2.                                                   It appears that you
have identified your    electrification strategy    as a transition risk
                                                        related to climate
change. Tell us how you considered providing expanded disclosure regarding the factors
that may affect your intention to bring additional electrification to your powersports
vehicle portfolio (e.g., the availability of necessary materials, the pace of technological
changes, etc.) and the potential effect on your business, financial condition, and results
of operations. In addition, describe other transition risks related to
 Robert P. Mack
Polaris Inc.
May 10, 2022
Page 2
         climate change you have considered, such as those related to your environmental policies, and how you considered addressing them in your Form 10-K.
3. Disclose any material litigation risks related to climate change and explain the potential impact to the company.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
22

4. It appears you have identified climate-related projects in your Corporate Responsibility
         Report such as on-site projects meant to reduce GHG emissions from your operations and increase the use of renewable sources of energy. You also describe your plan to replace older elements of the vehicle fleet for your Transamerican Auto Parts business with up-to-
         date and efficient technology. Tell us how you considered providing disclosure regarding past and future capital expenditures for climate-related projects. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.
5. We note your disclosure regarding unfavorable weather, including conditions caused in part by climate change. If material, discuss the physical effects of climate change on your operations and results in more detail, such as the potential for indirect weather-related impacts that have affected or may affect your suppliers. Also, tell us how you considered providing disclosure addressing weather-related damages to your property or operations and any weather-related impacts on the cost or availability of insurance. Your response should include quantitative information for each of the periods for which financial statements are presented in your most recent Form 10-K and explain whether changes are expected in future periods.
6. We note the disclosure on pages 15-16 of your Form 10-K regarding compliance with laws, rules, and regulations relating to climate change, among other things. Tell us about and quantify compliance costs related to climate change for each of the periods covered by your most recent Form 10-K and whether increased amounts are expected to be incurred in future periods.
7. You make reference to the purchase of carbon credits in your Corporate Responsibility
       Report. For example, we note the references to your acquisition of Tradable Renewable
FirstName LastNameRobert P. Mack
       Energy Credits, also known as green tags. Provide us with quantitative information
Comapany   NamePolaris
       regarding         Inc. or sale of carbon credits or offsets during the
last three fiscal
                 your purchase
May 10,years
         2022and amounts
              Page 2      budgeted for future periods.
FirstName LastName
 Robert P. Mack
FirstName
Polaris Inc.LastNameRobert P. Mack
Comapany
May         NamePolaris Inc.
     10, 2022
May 10,
Page 3 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sergio Chinos at (202) 551-7844 or Ethan Horowitz at (202) 551-
3311 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing